Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
Our consolidated ratio of earnings to for each of the last five fiscal years is set forth below. For the purpose of computing these ratios, “earnings” consists of income from continuing operations before provision for taxes on income, minority interest and cumulative effect of a change in accounting principle less minority interest adjusted for fixed charges, excluding capitalized interest. “Fixed charges” consists of interest expense (which includes amortization of debt expenses), capitalized interest and an estimate of the interest factor in our leases. It is not practicable to calculate the interest factor in a material portion of our leases. The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings from continuing operations before taxes and fixed charges.
Computation of Earnings to Fixed Charges Ratio
(in millions)

	Fiscal
	2006	2005	2004	2003	2002
Fixed Charges:
Interest Expense(1)	$32.4	$14.3	$9.1	$8.7	$12.6
Interest Capitalized	1.0	1.0	0.2	0.4	0.6
Interest from Rental Expense(2)	205.6	191.5	194.8	193.9	175.7

Total Fixed Charges	$239.0	$206.8	$204.1	$203.0	$188.9

Earnings:
Pre-tax Income (loss)	$(169.2)	$159.1	$207.6	$189.4	$175.0
Fixed Charges	239.0	206.8	204.1	203.0	188.9
Amortization of Capitalized Interest	0.4	0.4	0.4	0.4	0.4

	70.2	366.3	412.1	392.8	364.3

Less:
Interest Capitalized	$1.0	$1.0	$0.2	$0.4	$0.6
Minority Interest	0.5	—	—	—	—

	1.5	1.0	0.2	0.4	0.6

Total Earnings	$68.7	$365.3	$411.9	$392.4	$363.7

Earnings to Fixed Charges Ratio	0.3:1.0	1.8:1.0	2.0:1.0	1.9:1.0	1.9:1.0

Dollar amount of Deficiency(3)	$170.3

(1)	Interest expense includes the amortization of debt issuance costs.
(2)	Amount represents an estimate of interest expense included in rental expense.
(3)	Earnings were inadequate to cover fixed charges for fiscal 2006. The amount of the coverage deficiency was $170.3 million.